GAMESTACY INC.

FINANCIAL STATEMENTS FOR THE PERIOD ENDING
DECEMBER 31, 2021 (FROM THE DATE OF INCEPTION)

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT
DATE ISSUED: APRIL 21, 2022

GAMESTACY INC.

Reviewed Financial Statements

FOR THE PERIOD ENDING DECEMBER 31, 2021 (FROM THE DATE OF INCEPTION)

CONTENTS OF REPORT

Lama Najib
Certified Public Accountant in the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the stockholders of GAMESTACY INC.,

112 Capitol Trail Suite A, Newark,

Delaware, 19711

I have reviewed the accompanying financial statements of GAMESTACY INC., which comprise the Balance Sheet as of December 31, 2021 (from the date of inception on November 26, 2021), and the related Statements of Income, Cash Flows and Changes in Stockholders' Equity for the period then ended, and the notes to the financial statements comprising a summary of significant accounting policies and other explanatory information. A review includes primarily applying analytical procedures to Management's financial data and making inquiries of company Management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the U.S.A; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the U.S.A. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountants' Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the U.S.A.



04/21/2022

GAMESTACY INC.

BALANCE SHEET

AS OF DECEMBER 31, 2021 (from the date of inception)

		As of December 31, 2021	As of December 31, 2020
Assets			
Current assets:			
Cash and cash equivalents	$	-	-
Shareholder receivable		113	-
Total current assets		113	-
Fixed & Intangible assets:			
Property, plant & equipment		-	-
(Less accumulated depreciation)		-	-
Intangible assets		-	-
(Less accumulated amortization)		-	-
Total Fixed & Intangible Assets		-	-
Non-current assets:			
Security Deposits		-	-
Due from Shareholders		-	-
Total non-current assets		-	-
Total Assets	$	**113**	**-**
Liabilities & Stockholders' Equity			
Current liabilities:			
Due to shareholders		383	-
Other payables		-	-
Total current liabilities		383	-
Non-current Liabilities:			
Total non-current liabilities		-	-
Total liabilities	$	**383**	**-**

The accompanying notes are an integral part of these financial statements

GAMESTACY INC.

BALANCE SHEET

(Continued)

FOR THE PERIOD ENDING DECEMBER 31, 2021 (FROM THE DATE OF INCEPTION)

		As of December 31, 2021	As of December 31, 2020
Stockholders' equity (deficit):			
Common stock, $0.00001 par value, 10,000,000 shares authorized, 9,450,000 and nil shares issued and outstanding as of December 31, 2021, and December 31, 2020, respectively		95	-
Additional paid-in capital		18	
Retained Earnings (accumulated deficit)		-	-
Net income (loss)		(383)	-
Total stockholders' equity (deficit):		**(270)**	**-**
Total Liabilities and stockholders' equity (deficit)	$	**113**	**-**

The accompanying notes are an integral part of these financial statements

GAMESTACY INC.

STATEMENT OF INCOME

FOR THE PERIOD ENDING DECEMBER 31, 2021 (FROM THE DATE OF INCEPTION)

		2021	2020
Revenue:			
Income from sales	$	-	-
Total revenues		-	-
Cost of sales		-	-
Gross Profit		**-**	**-**
Expenses:			
Organizational costs		383	-
Total Expenses		383	-
Income from operations (loss)		**(383)**	**-**
Other Income (Expenses):			
Other Income		-	-
Total Other Income (expenses)		-	-
Net income (loss) for the year	$	**(383)**	**-**

The accompanying notes are an integral part of these financial statements

GAMESTACY INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE PERIOD ENDING DECEMBER 31, 2021 (FROM THE DATE OF INCEPTION)

	Common stock (shares)	Common stock (par)	Additional paid-in capital	Retained earnings (accumulated deficit)	Other comprehensive income	**Total**
Beginning Balance, December 31, 2019	-	-	-	-	-	**-**
Issuance of Common stock	-	-	-	-	-	**-**
Net income (loss)	-	-	-	-	-	**-**
Ending Balance, December 31, 2020	-	-	-	-	-	**-**
Issuance of Common stock	9,450,000	95	18	-	-	**113**
Net income (loss)	-	-	-	(383)	-	**(383)**
Ending Balance, December 31, 2021	**9,450,000**	**95**	**18**	**(383)**	**-**	**(270)**

The accompanying notes are an integral part of these financial statements

GAMESTACY INC.

STATEMENT OF CASH FLOWS

FOR THE PERIOD ENDING DECEMBER 31, 2021 (FROM THE DATE OF INCEPTION)

		As of December 31, 2021	As of December 31, 2020
Cash flow From Operating Activities:			
Net income (loss)	$	(383)	-
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Depreciation		-	-
Changes in:			
Other payables		-	-
Net cash provided (used) by operating activities		**(383)**	**-**
Cash flow From Investing Activities:			
Acquisitions, fixed assets		-	-
Disposals of fixed assets		-	-
Net cash provided (used) by investing activities		**-**	**-**
Cash flow from Financing Activities			
Shareholder receivable		(113)	
Due to shareholders		383	-
Proceeds from issuance of common stock		113	-
Net cash provided (used) by financing activities		**383**	**-**
Increase (decrease) in Cash		-	-
Cash, beginning of year		-	-
Cash, end of year	$	**-**	**-**

The accompanying notes are an integral part of these financial statements

GAMESTACY INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDING DECEMBER 31, 2021 (FROM THE DATE OF INCEPTION)

About the Company & its Nature of operations

GAMESTACY INC. ('the Company'), is a Delaware based U.S. corporation formed on November 26, 2021. The Company operates in the digital gaming industry, and is currently developing 'Influenzer', a social network-based user-generated games platform.

The company entered into a shared services agreement with GAMESTACY ENTERTAINMENT PRIVATE LIMITED ('GEPL'), an India based private company, for the purpose of acquiring product design & development services. Under the agreement, the Company will grant 'GEPL' access to technical assistance, resources and support, equipment, systems, networks, and corporate information under a non-exclusive and royalty-free right and license.

Fiscal year

The Company operates on a December 31st year-end.

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Development Stage Company

The Company is considered to be in the development stage as defined in the Accounting Standards Codification "ASC" 915-10-05, "Development Stage Entity."

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn, national

and local government enactments of regulations which could be detrimental to the company's operations or otherwise, local competition or changes in consumer taste.

The Gaming industry is characterized as a relatively risky business to operate where there is no defined concept of value and pricing. Challenges faced by the Company include:

- The possibility of multi-year delays in launching and operating an economically viable product.
- The possibility of cost overruns.
- Development quality and technological issues.
- Increased competition.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company held no cash equivalents as of December 31, 2021.

Start-up Costs

In accordance with ASC 720-15-20, “Start-up Activities,” the Company expenses all costs incurred in connection with the start-up and organization of the Company.

COVID-19 Pandemic

The COVID-19 pandemic has negatively impacted the global economy, created significant financial market volatility, and disrupted global supply chains. Moreover, several international, national, state and local governments have placed restrictions on people from gathering in groups or interacting within a certain physical distance.

The Company cannot precisely predict the impact that the COVID-19 pandemic will have in the future due to numerous uncertainties, including the severity, duration and resurgences of the disease and new variants, actions that may be taken by governmental authorities, the impact to the business of potential variations or disruptions in the supply chain.

Income taxes

The Company is subject to tax filing requirements as a corporation under the federal jurisdiction of the United States.

The Company is subject to franchise tax filing requirements in the state of Delaware.

Equity

Under the articles of incorporation, the Company is authorized to issue Common Stock. The total number of shares of Common Stock authorized to be issued is ten million (10,000,000) shares at a par value of $0.00001 per share.

Common stock

The total number of shares of common stock issued and outstanding as of December 31, 2021, was 9,450,000.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its stockholders.

Subsequent events

The Company formalized its stock grants on April 14, 2022, and as of that date, the Company had received the total purchase price of the stock.

The Company evaluated subsequent events through April 22, 2022, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.